Exhibit 99.2

Loan Agreement

Party A (the “Borrower”): China Sunergy (Nanjing) Co., Ltd
Party B (the “Lender”): China Electric Equipment Group Corporation

As Party A intends to borrow loan from Party B for its production and business activities, in order to specify the rights and obligations of each Party, Party A and Party B hereby enter into this loan agreement for mutual compliance:
1.	The amount of the loan is RMB 500,000,000.00 (in words: RMB Five Hundred Million Only).
2.	Purpose of the loan: the loan shall be specifically used for the investment of Solar Cells Project in Yizheng, Jiangsu and may not used for any other purpose.
3.	Granting date of the loan: Party B shall remit all amount of the loan to the bank account designated by Party A on June 27, 2011.
4.	Term of the loan: 3 years in total, commencing from June 27, 2011 until June 28, 2014.
5.
Interest of the loan: interest of the loan shall accrue from the day next to the granting date of loan and shall be calculated at the interest rate of bank loan over the same period, taking into consideration of actual amount being used by Party A and the actual period of the loan. Party A shall pay the loan interest per quarter.

6.	Refund ahead of schedule: Party A may refund the loan ahead of schedule according to its use and requirement of fund.
7.
Dispute resolution: in case there is any dispute arising from the performance of this Agreement, both Parties shall resolve it through negotiation. In case any dispute can not be resolved through negotiation, either Party may submit a suit to the competent People’s Count where Party B is located.

6

8.
This Agreement shall become effective upon being signed and sealed by both Parties.  In case there is any matter not covered herein, the Parties shall resolve it through supplementary agreement. The supplementary agreement shall have the same legal effect as this Agreement.

9.	This Agreement is made in two and identical copies with each Party keeping one copy.

Party A: China Sunergy (Nanjing) Co., Ltd
[seal: China Sunergy (Nanjing) Co., Ltd]
Date:  June 27, 2011

Party B (the Lender): China Electric Equipment Group Corporation
[seal: China Electric Equipment Group Corporation]
Date：June 27, 2011

7